Filed by Avista Healthcare Public Acquisition Corp.

pursuant to rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Avista Healthcare Public Acquisition Corp.

Commission File No.: 333-221734

This filing relates to the proposed business combination (the “Business Combination”) of Avista Healthcare Public Acquisition Corp. (“AHPAC”) and Envigo International Holdings, Inc., a Delaware corporation (“Envigo”) resulting in AHPAC becoming the ultimate parent company to Envigo and Envigo’s direct and indirect subsidiaries, pursuant to the terms of that certain Transaction Agreement (the “Transaction Agreement”) dated as of August 21, 2017, as amended on November 22, 2017 (as it may be further amended from time to time), by and among AHPAC, Avista Healthcare Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of AHPAC, Avista Healthcare NewCo, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of AHPAC, Envigo and Jermyn Street Associates, LLC, solely in its capacity as Shareholder Representative (as defined in the Transaction Agreement).

The following is an Investor Presentation, dated December 2017, which will be used by AHPAC with respect to the Business Combination.

Additional Information About the Business Combination

In connection with the proposed Business Combination between Envigo and AHPAC, AHPAC filed with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement and will file with the SEC and mail when available a definitive proxy statement and other relevant documentation to AHPAC’s shareholders. AHPAC’s shareholders and other interested persons are advised to read the preliminary proxy statement and, when available, the amendments thereto and the definitive proxy statement and documents incorporated by reference therein as these materials will contain important information about AHPAC, Envigo and the Business Combination. The definitive proxy statement will be mailed to AHPAC’s shareholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement and definitive proxy statement, once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Avista Healthcare Public Acquisition Corp., 65 East 55th Street, 18th Floor, New York, NY 10022.

AHPAC shareholders will be able to obtain free copies of these documents and other documents containing important information about AHPAC and Envigo, once such documents are filed with the SEC.

Participants in the Solicitation

AHPAC and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from AHPAC’s shareholders in connection with the proposed Business Combination. Shareholders are urged to carefully read the preliminary proxy statement filed with the SEC, and the definitive proxy statement regarding the proposed Business Combination when it becomes available, which contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AHPAC’s shareholders in connection with the proposed Business Combination are included in the preliminary proxy statement, and will be set forth in the definitive proxy statement when it is filed with the SEC. Information about AHPAC’s executive officers and directors also are included in the preliminary proxy statement and will be set forth in the definitive proxy statement relating to the proposed Business Combination when it becomes available.

Disclaimer

This filing shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This filing relates to a proposed Business Combination between AHPAC and Envigo.

Forward Looking Statements

This filing includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of AHPAC, Envigo or the combined company after completion of the Business Combination are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement and the proposed Business Combination contemplated therein; (2) the inability to complete the transactions contemplated by the Transaction Agreement due to the failure to obtain approval of the stockholders of AHPAC or other conditions to closing in the Transaction Agreement; (3) the ability to meet applicable listing standards following the consummation of the transactions contemplated by the Transaction Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Envigo as a result of the announcement and consummation of the transactions contemplated by the Transaction Agreement; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Envigo may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in the final prospectus of AHPAC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by AHPAC. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. AHPAC and Envigo undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Anyone using the presentation does so at their own risk and no responsibility is accepted for any losses which may result from such use directly or indirectly. Investors should carry out their own due diligence in connection with the assumptions contained herein. The forward-looking statements in this press release speak as of the date of this release. Although AHPAC may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by securities laws.

Non-GAAP Financial Measures and Related Information

This filing has not been prepared in accordance with, and does not contain all of the information that is required by, the rules and regulations of the SEC. EBITDA, Adjusted EBITDA and the related pro forma information presented in this presentation are supplemental measures of Envigo’s ability to service debt that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). EBITDA and Adjusted EBITDA are not measurements of Envigo’s financial performance under GAAP and neither should be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. As a result, not all of the information necessary for a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure is available without unreasonable effort.

Envigo believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Envigo’s financial condition and results of operations. Envigo’s management uses these non-GAAP measures to compare Envigo’s performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes.  Envigo believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends.  Management of Envigo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.  Other companies may calculate EBITDA and EBITDA Margin and other non-GAAP measures differently, and therefore Envigo’s EBITDA and EBITDA Margin and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

Investor December Presentation 2017 © 2017 Envigo

Disclaimer This presentation (the “Presentation”) has been prepared solely for, and is being delivered on a confidential basis to, persons considering a possible business relationship with Avista Heathcare Public Acquisition Corp. (the “Company”) or its affiliates, including Avista Capital Holdings, L.P. and its affiliates (“Avista”). This Presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Envigo Holdings, Inc. (“Envigo”) or any of Envigo’s or the Company’s affiliate securities (as such term is defined under U.S. Federal Securities Laws). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable regulations in the Cayman Islands. Any reproduction of this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of the Company is prohibited. By accepting this Presentation, each recipient agrees: (i) to maintain the confidentiality of all information that is contained in this Presentation and not already in the public domain and (ii) to use this Presentation for the sole purpose of evaluating a business relationship with the Company or its affiliates. Forward-Looking Statements This Presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earning s, performance, strategies, prospects and other aspects of the businesses of the Company, Envigo or the combined company after completion of the proposed business combination are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement governing the business combination between the Company and Envigo (the “Transaction Agreement”) and the proposed business combination contemplated therein; (2) the inability to complete the transactions contemplated by the Transaction Agreement due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Transaction Agreement; (3) the ability to meet applicable listing standards following the consummation of the transactions contemplated by the Transaction Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Envigo as a result of the announcement and consummation of the transactions contemplated by the Transaction Agreement; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees ; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Envigo may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in the final prospectus of the Company , including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by the Company. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company and Envigo undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Anyone using the presentation does so at their own risk and no responsibility is accepted for any losses which may result from such use directly or indirectly. Recipients should carry out their own due diligence in connection with the assumptions contained herein. The forward-looking statements in this Presentation speak as of the date first written above. Although AHPAC may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by securities laws. 2

Disclaimer (Cont.) Use of Projections The financial and operating projections contained herein represent certain estimates of Envigo as of the date hereof. Envigo’ s independent public accountants have not examined, reviewed or compiled the projections and, accordingly, do not express an opinion or other form of assurance with respect thereto. Furthermore, none of the Company, Envigo nor their respective management teams can give any assurance that the projections contained herein accurately represent Envigo’s results of operations or financial condition. This Presentation contains financial forecasts with respect to Envigo’s estimated EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin for Envigo’s fiscal years 2017 and 2018. Neither the Company’s independent auditors, nor the independe nt public accountants of Envigo, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion i n this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentatio n. In this Presentation, certain of the above-mentioned estimated information has been repeated (in each case, with an indication that the information is an estimate an d is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the p rospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertaint ies, including but not limited to those set-forth above under “Forward-Looking Statements” that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company o r Envigo or that actual results will not differ materially from those presented materially from those contained in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information are indicate of future results or will be achieved. These variations could materially affect the ability to make payments with respect to any of its outstandin g and/or future debt service obligations. Industry and Market Data Unless otherwise noted, the forecasted industry and market data contained in the assumptions for the projections are based up on Envigo management estimates and industry and market publications and surveys. The information from industry and market publications has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Envigo has not independently verified any of the data from third-party sources, nor has Envigo ascertained the underlying economic assumptions relied upon therein. While such information is believed to be reli able for the purposes used herein, none of the Company, Envigo, their respective affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information. Use of Non-GAAP Financial Measures This Presentation has not been prepared in accordance with, and does not contain all of the information that is required by, the rules and regulations of the SEC. EBITDA, Pro Forma Adjusted EBITDA, Adjusted Revenue, Adjusted Net Income and the related pro forma information presented in this presentation are supplemental measures of our ability to service debt that are not required by, or presented in accordance with, generally accepted account ing principles in the United States (“GAAP”). EBITDA, Pro Forma Adjusted EBITDA and Adjusted Revenue are not measurements of our financial performance under GAAP and neither should be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAA P or as an alternative to cash flows from operating activities as a measure of our liquidity. 3

Disclaimer (Cont.) Envigo believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Envigo’s financial condition and results of operations. Envigo’s management uses these non -GAAP measures to compare Envigo’s performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting an d planning purposes. Envigo believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Management of Envigo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Other companies may calculate EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin and other non -GAAP measures differently, and therefore Envigo’s EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies. A reconciliation of Non-GAAP measures used in this presentation to the most closely comparable GAAP measure is set forth in the Appendix. Additional Information In connection with the proposed business combination between Envigo and the Company, the Company filed with the SEC a preliminary and definitive proxy statement and will file and mail when available a definitive proxy statement and other relevant documentation to the Company’s stockholders. This Presentation does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the ba sis of any investment decision or any other decision in respect to the proposed business combination. The Company’s stockholders and other interested persons are advised to read, when available, the definitive proxy statement in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the tr ansactions contemplated by the proposed business combination because these materials will contain important information about Envigo, the Company and the proposed tr ansactions. The definitive proxy statement will be mailed to the Company’s stockholders as of a record date to be established for voting on the proposed busin ess combination when it becomes available. Stockholders will also be able to obtain a copy of the preliminary and definitive proxy statement once it is avail able, without charge, at the SEC's website at http://sec.gov or by directing a request to: Avista Healthcare Public Acquisition Corp., 65 East 55th Street, 18th Floor, New York, NY 10022. This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. Participation and Solicitation The Company and its directors, executive officers and other members of its management and employees may be deemed to be parti cipants in the solicitation of proxies from the Company's stockholders in connection with the proposed business combination. Stockholders are urged to carefully rea d the definitive proxy statement regarding the proposed business combination when it becomes available, because it will contain important information. Informa tion regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company's stockholders in connection with the proposed business combination will be set forth in the definitive proxy statement when it is filed with the SEC. Information about the Company's executive officers and directors also will be set forth in the definitive proxy statement relating to the proposed business combination when it becomes available. With respect to nonpublic information, we must also caution you that federal securities laws prohibit the purchase or sale of securities based on such information. Moreover, you will be made insiders and as such will be restricted from buying and selling securities based on non -public information, and must hold such information in confidence. If any of you do not wish to be so restricted, you should not attend these presentations or accept the materials prepared in connection therewith. Certain statements contained herein relate to the Company or certain of its affiliates. An investment in the Company is not a n investment in Avista or any such fund. 4

Transaction Overview Avista Healthcare Public Acquisition Corp. (“AHPAC”) and Envigo International Holdings, Inc. (“Envigo”), a leading early stage contract research organization (“CRO”) providing a diverse set of non-clinical discovery and safety assessment services for the biopharmaceutical, chemical and crop protection industries as well as laboratory animal science tools (i.e. research model technologies) have entered into a definitive merger agreement Pro forma enterprise value of $917mm represents 10.5x CY18E Pro Forma Adjusted EBITDA Pro forma net leverage of 3.9x LTM 9/30/2017 Pro Forma Adjusted EBITDA Expected transaction close by early 2018 50% of founder shares allocated to Envigo shareholders Envigo shareholders will purchase 25% of the private placement warrants Two warrants are exercisable to purchase one whole Class A ordinary share for $11.50 per share Assumes $100mm cash consideration to Envigo shareholders at closing Tax Receivable Agreement provides for Company to make annual cash payments to Envigo shareholders related to 85% of tax savings resulting from net operating losses generated pre-closing 7 member Board of Directors with at least 4 independent members Initial board to include at least 2 AHPAC representatives and other qualified individuals including certain current Envigo board members Adrian Hardy, current President & Chief Executive Officer, to continue and serve on the Board of Directors Existing Envigo management to continue to operate the business 5 Management and Board Premier Sponsorship and Alignment of Interests Transaction Highlights

Transaction Overview (Cont.) ($mm except per share amounts) (basic shares in millions) Ownership Shares % Own. Total basic common shares outstanding 64.7 Cost per share $10.00 At issuance equity value $647 AHP AC public equity AHP AC founders Envigo shareholder equity 31.0 3.9 29.9 47.9% 6.0% 46.1% P lus: pro forma net debt 269 At issuance enterprise value $917 Total 64.7 100.0% Metric x 12/31/17E P F Adj. EBI TDA $71.6 12.8x x 12/31/18E P F Adj. EBI TDA $87.3 10.5x Sources $ Amount Uses $ Amount AHP AC Trust Account Selling Equityholders Rollover Equity Founder Shares Rollover Net Debt $312 260 78 269 Equity I ssued to Selling Equityholders (1) Cash to Selling Equityholders Founder Shares Retained Rollover Net Debt P aydown of Debt and Accrued I nterest Net of Excess Cash $299 100 39 269 164 Estimated Cash Transaction Fees & Expenses 47 Total Sources $918 Total Uses $918 Note: Debt figures above presented at par. GAAP debt figures will be lower due to upfront discounts and costs. 6 1) Includes Envigo shareholder fees paid in equity. Illustrative Sources and Uses Ownership Illustrative Pro Forma Valuation

Recent Avista-Affiliated Healthcare IPOs

ENVIGO

AHPAC's management has experience executing financial structuring solutions in both private and public markets

- Extensive experience managing companies in public markets
- Completed strategic, accretive M&A deals including both tuck-in acquisitions and transformational mergers
- Has used strong relationships to successfully raise committed debt financing during difficult economic environments

Public Market Expertise

Company	Business Summary	Financial Structuring
inc Research	+ Leading global Contract Research Organization, or CRO, focused on Phase I to Phase IV clinical development and commercial services for the biopharmaceutical and medical device industries	+ Executed $150mm IPO (Nov. 2014), five follow-on offerings and three stock buybacks + Completed three cash acquisitions while private, including the approximately ~$232mm all-cash acquisition / take private of Kendle International (2011) (NASDAQ: KNDL) + Re-priced term loan twice prior to the IPO, lowering the interest rate by 275 bps and removing all financial maintenance covenants
Lantheus Holdings	+ Supplier of medical imaging products for nuclear and ultrasound cardiovascular diagnostic imaging procedures + Spinout from Bristol-Myers Squibb	+ Executed $74mm IPO (Jun. 2015) and five follow-on offerings + Negotiated $50mm revolver and $365mm term loan post-IPO
VWR We Enable Science	+ Leading global distributor of equipment and consumable supplies to the laboratory sector + Minority investment alongside Madison Dearborn Partners	+ Executed $617mm IPO (Oct. 2014) and five follow-on offerings + Completed eleven bolt-on acquisitions post-IPO
Warner Chilcott	+ Leading specialty pharmaceutical company focused on developing, manufacturing and marketing branded prescription pharmaceutical products, with a concentration in women's healthcare and dermatology + Led leveraged buyout consortium in the go-private transaction	+ Executed $1.1bn IPO (Sep. 2006) + Acquired Proctor & Gamble's global pharmaceutical business for $3.1bn (100% debt financed)
ConvaTec	+ Global medical products and technologies company, with leading market positions in wound therapeutics, ostomy care, continence and critical care, and infusion devices used in the treatment of diabetes and other conditions + Carve-out from Bristol Myers Squibb, joint acquisition with Nordic Captial	+ Executed $1.8bn IPO (Oct. 2016) and two secondary offerings + Notable acquisitions include Unomedical, a leading European manufacturer of single-use medical devices and infusion sets, and $321mm acquisition of 180 Medical, a leader in the home delivery of catheters and urologic medical supplies in the U.S.
optinose	+ Specialty pharmaceutical company focused on the development and commercialization of products for patients treated by ear, nose and throat (ENT) and allergy specialists + Current lead product candidate, XHANCE (fluticasone propionate) nasal spray, is approved for the treatment of nasal polyps in patients 18 years of age and older and is in development for the treatment of chronic sinusitis	+ Executed $138mm IPO (Oct. 2017) + Completed multiple financings while private, including ~$37mm of Series D preferred stock to fund product development

Note: Certain examples presented herein are for informational purposes only. It should not be assumed that investments made in the future will be comparable in quality or performance to the examples described herein.

7

Investment Highlights 8 Attractive Organic Growth Strategy Scalable M&A Platform Experienced Management Team Track Record of Implementing Operational Improvements, Enhancing Service Quality and Improving Profitability Full Service, Mission Critical, Non-Clinical Capabilities with Global Reach Leading Market Position in an Industry with Strong Fundamentals Diverse Customer Base with High Retention and Recurring Revenue / Strong Revenue Visibility Distinct Competitive Position

A Leading Non-Clinical CRO Provides mission-critical products and services to the life sciences, chemical, and crop protection industries through its CRS and RMS segments Contract Research Services (“CRS”) provides research-to-registration product development support services to the biopharmaceutical, crop protection, and chemical industries ROW 3% Safety testing is required by law in all developed countries and must be performed in animals before humans CRS provides a comprehensive suite of mission-critical services such as safety assessment (e.g. toxicology studies), analytical chemistries and environmental risk assessment Increasing preference for outsourcing to “variabilize” fixed costs of biopharma R&D and to access specialized capabilities CRS 61% North America 39% RMS 39% Europe 59% Research Models & Services (“RMS”) provides research-quality animals, standard and custom diets (Teklad branded products), and associated services Research model market is critical to research and development, and no substitutes to research models exist Top-3 non-clinical CRO globally (6% market share) Second largest RMS provider globally by revenue, with approximate market share of 15% 28 operating facilities across N. America, Europe, Asia and the Middle East Serving over 65 countries Supports more than 5,000 customers across biopharma, chemical and crop protection industries, was well as academia and government Customers include 17 of top 20 global biopharmaceutical companies and 10 of top 20 crop protection and chemical companies ‘16 – ‘18E CC Revenue CAGR(2): 3% $500 30% $400 25% $300 20% $200 15% $100 10% - 5% 2016A 2017E 2018E PF Adj. EBITDA Margin PFReAvdej.nEueBITDA PF AdRj.eEvBeInTuDeA Source: Envigo management and Wall Street research. 1) Figures presented are non-GAAP measures used by management. See reconciliation on page 41 in Appendix. 2) Shown on a constant currency basis. 9 $432 $410$408 20% 16% 18% $87 $66 $72 Consolidated Revenue and PF Adj. EBITDA ($mm)(1) Importance of research models’ genetics produces high customer retentionKey Statistics Envigo Overview 2016 Revenue by Segment 2016 Revenue by Geography

Global Footprint

ENVIGO

Established presence throughout North America, Europe, Asia, and the Middle East with a network of 28 operating facilities

- 3,300+ Employees servicing over 65 countries
- 1,000+ Technicians
- 100+ Analysts
- 200+ Study Directors
- 70+ PhDs
- 40+ Surgeons
- 25+ Pathologists


Indianapolis, IN (2)
• 169,878 square feet
• ~300 staff
Madison, WI (1)
• 82,000 square feet
• ~150 staff
Horst, The Netherlands
• 47,500 square feet
• ~100 staff
Shardlow, U.K.
• 110,976 square feet
• ~300 staff
Princeton, NJ
• 152,567 square feet
• ~300 staff
Huntingdon, U.K.
• 469,000 square feet
• ~1,000 staff
Livermore, CA
• 22,134 square feet
• ~70 staff
CRS (8 facilities)
RMS (20 facilities)
Sales
Diets
Corporate HQ

1) Madison, WI facilities include both bioproducts processing building and isolators/diet building.
2) Indianapolis, IN facilities include isolators/distribution building, barrier/isolators building, admin building and separate barrier building.

10

Envigo’s Position in the Biopharma R&D Process Discovery Identification of drug targets and candidates, synthesis, characterization, screening and assays for therapeutic efficacy Non-clinical In vivo and in vitro studies conducted to assess both on-target and off-target activity. Toxicology and pharmacology studies evaluate a drug for safety prior to use in humans Clinical Including Phase I, Phase II and Phase III testing; these trials determine safety and efficacy in comparison to placebo or standard of care Post Marketing Upon marketing approval, additional safety and efficacy data must be periodically reported to regulators 11 Wide array of products and services enable customers to reduce costs, increase speed and enhance productivity and effectiveness in drug discovery and development Through the acquisition of Harlan, Envigo expanded into the RMS business and broadened its support for the biopharmaceutical, crop protection and chemical industries, as well as universities, government, and other research organizations New drug application and biologic license application Investigational new drug application

Envigo’s Business Evolution 60+ years of experience as a CRS provider and 150 years of combined industry experience between predecessor companies 1930 1950 2009 2012 2014 2015 2016 2017 LSR is n private delisted the NYSE 2014: Parent Holding company 1980: Harlan Industries 2008: Harlan 1931: Harlan “Envigo” unified under Harlan 12 Industries isacquires GIBCO founded(Sprague Dawley and Teklad) Laboratories one brand 2005: Genstar purchases controlling interest in Company acquires Harlan Laboratories Holdings Corp. 2012: Current borrower is incorporated for purpose of senior secured 2015: The rebrands under the new name notes offering 1951: Predecessor of Life Sciences Research, Inc. (LSR) is founded 2009: take and from

Attractive CRO Sector Fundamentals Evidence of sustained sector upturn: Non-clinical CRO market projected by industry analysts to increase at a ~10% CAGR over next 4 years 70% 65% 60% 55% 50% 45% 40% 35% 30% 25% 20% $6 $4.4 Large biopharma continues to rationalize capacity and increase level of outsourced non-clinical activity $4.0 $4 Volume levels in the non-clinical CRO sector have increased over the past two years driven by robust levels of biotech funding and increased outsourcing from large biopharma $2 $0 Other relevant trends: '16A '17E '18P '19P '20P Outsourced Non-clinical Development % Outsourced to CROs Only three industry players with global scale: Envigo, Labcorp / Covance and Charles River Labs Large biopharma companies are consolidating their vendors which is putting an emphasis on non-clinical CROs with geographic reach and comprehensive service offerings 6,861 Non-clinical testing increasingly complex, so drug developers need access to highly specialized capabilities 5,106 Large biopharma continues to look towards biotech (either via partnership investing or M&A) to drive their innovation engines 1,446 1,541 Public equity markets contribute only a small portion of funding for non-clinical R&D (~9% of total external sources) Preclinical Phase I Phase II Phase III 2016 2013 2014 2015 Source: Wall Street research, Frost & Sullivan report and 3rd party research. 13 6,061 2,151 2,261 1,8561,889 2,011 5,484 1,666 693 744 808 954 Compounds in Pipeline by Phase $5.8 $5.3 44% $4.8 42% 40% 38% 36% Outsourced Non-Clinical CRO Market ($B)

Contract Research Services (CRS) Overview

ENVIGO

Diversified range of research-to-registration product development support services

Offerings

- 60+ years of experience from an industry founder
- 8 research facilities across North America, Europe, and Middle East with >300 animal rooms in total
- Cell and animal-based safety testing of new medicines, industrial chemicals, and crop protection products
- Regulatory and scientific consultancy to optimize development programs and product registration strategies
- Strong operational focus in safety assessment, analytical chemistries and environmental sciences
- Standalone safety testing services, integrated program packages, and full range program management services

Strengths

- Global presence with the full-service capabilities necessary to win preferred provider contracts with large multinational customers
- One of only three global companies that can perform end-to-end non-clinical testing from early development to product registration, for biologics and small molecules
- Leader in a variety of higher value, specialty toxicology services (inhalation, biologics, reproductive, etc.)
- Multiple preferred partnership arrangements with large biopharma and multinational crop protection and chemical companies

2016 CRS Orders by Customer Type[(1)]



Crop Protection 17%
Other 2%
Pharma 56%
Chemical 25%

2016 CRS Orders by Service Line[(1)]



Other 1%
CMC 4%
Environmental Sciences 17%
Analytical Chemistries 18%
Safety Assessment 60%

Estimated Market Share



Charles River 22%
Other 49%
LabCorp / Covance 17%
Envigo 6%
MPI 5%

CRS Revenue and PF Adj. EBITDA ($mm)[(2)]



'16 – '18E CC Revenue CAGR(3): 6%
$320
$240
$160
$80
-
45%
35%
25%
15%
$247
$248
$271
29%
30%
32%
$72
$74
$85
2016A
2017E
2018E
Revenue
EBITDA
EBITDA Margin

+++

Source: Envigo management and Wall Street research.
1) Gross orders shown on a constant currency basis.
2) Shown on an actual FX basis, excludes discontinued and divested operations (Switzerland and ILS).
3) Shown on a constant currency basis.

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Research Models & Services (RMS) Overview

ENVIGO

Diversified range of products and services to R&D-based life science companies as well as academic and government institutions

+ Offerings

- 80+ years of experience from an industry founder
- Research-quality animals, including standard and specialty small animal strains
- Industry-leading standard and custom Teklad diets for laboratory animals, plus bedding and enrichment products
- Value-added services, including custom animal breeding, surgical services, colony housing, and genetic and health monitoring
- Biologic products including tissue, serum and antibodies
- 20 operating facilities in North America, Europe, Middle East, and Asia

+ Strengths

- High product stickiness – customers focus on avoiding variability in their data
- Leading provider of fixed formula diets and PhD nutritionists for custom diet preparation
- Strong specialty oncology portfolio, including 2015 launch of world's first nude severe combined immunodeficiency mouse and 2017 launch of radiation-resistant immunodeficient mouse

2016 RMS Revenue by Customer Type[(1)]



Other 9%
Govt 6%
CRO 13%
Academia 43%
Pharma 29%

2016 RMS Revenue by Product Mix[(1)]



Other Animals 3%
Services 10%
Diets & Bedding 29%
Small[(2)] Animals 58%

Estimated Market Share



Janvier Labs 4%
Covance 4%
Other 3%
Taconic 11%
The Jackson Laboratory 13%
Charles River Labs 50%
Envigo 15%

RMS Revenue and PF Adj. EBITDA ($mm)[(3)]



'16 – '18E CC Revenue CAGR[(4)]: (1%)
$240
$160
$80
-
40%
30%
20%
10%
0%
$163
$160
$161
15%
16%
20%
$24
$26
$32
2016A
2017E
2018E
Revenue
EBITDA
EBITDA Margin

Source: Envigo management and Wall Street research.
1) Shown on a constant currency basis. RMS revenue net of intercompany revenue eliminations.
2) Includes freight and container revenue.
3) Shown on an actual FX basis. RMS revenue net of intercompany revenue eliminations.
4) Shown on a constant currency basis.

15

Diverse and Strong Customer Base with High Retention and Recurring Revenue

ENVIGO

Diverse, blue-chip customer base in both CRS and RMS, with limited concentration at the segment or Group level

Envigo's largest customer represented <6% of revenue in the past 2 years

CRS Top Customers[1]

CRS Customer	Segment	% Order Intake 2015	% Order Intake 2016	Years with
CRS Customer A	Top 20 Pharma	9%	8%	>30
CRS Customer B	Top 20 Pharma	3%	4%	>20
CRS Customer C	Mid Cap Crop	*	4%	>20
CRS Customer D	Top 5 Crop	2%	3%	>15
CRS Customer E	Mid Cap Pharma	2%	3%	>5
CRS Customer F	Mid Cap Crop	*	2%	>15
CRS Customer G	Top 20 Pharma	3%	2%	>20
CRS Customer H	Biotech	1%	2%	<5
CRS Customer I	Mid Cap Pharma	*	2%	<5
CRS Customer J	Mid Cap Pharma	*	2%	>10

RMS Top Customers[1]

RMS Customer	Segment	% Order Intake 2015	% Order Intake 2016	Years with
RMS Customer A	CRO	3%	3%	>30
RMS Customer B	Top 20 Pharma	2%	3%	>30
RMS Customer C	Top 20 Pharma	1%	2%	>30
RMS Customer D	Top 20 Pharma	1%	1%	>30
RMS Customer E	CRO	1%	1%	>20
RMS Customer F	Top 20 Pharma	1%	1%	>20
RMS Customer G	Top 20 Pharma	1%	1%	>20
RMS Customer H	CRO	*	1%	<5
RMS Customer I	Academic	1%	1%	>20
RMS Customer J	Government	1%	1%	>20

Top 5 customers represent less than 13% of orders

Preferred Partnerships

Description	Aggregate Orders[2]
+ Sole global preferred provider of nonclinical development	~$65m
+ One of two global preferred providers of nonclinical development	~$35m
+ Sole provider of respiratory specialty toxicology services	~$30m
+ One of three global preferred providers of nonclinical development	~$25m
+ Global preferred provider in CRS or RMS (29 relationships)	~$170m

1) * = Ranked outside of top 10.
2) Represents Order Intake in 2014 – 2016.

16

Strong Revenue Visibility

ENVIGO

Envigo typically has forward 12 month revenue visibility of >60%

CRS Constant Currency Gross Orders ($mm)[1]



267
256
264
2015
2016
LTM Sep 17

Historical Quarterly RMS Revenue ($mm)[2]



46
46
44
40
45
45
43
39
44
42
41
1Q 2015
2Q 2015
3Q 2015
4Q 2015
1Q 2016
2Q 2016
3Q 2016
4Q 2016
1Q 2017
2Q 2017
3Q 2017

CRS

- Envigo has 7-8 months of future CRS revenue in current backlog
- Backlog typically translates to revenue within 9 months
  - Studies range in duration from weeks to months; very few studies longer than 1 year duration
  - Studies in backlog are either on-going or generally projected to start within next 6 months
- Proposal/bid volume has been strong due to improved macro non-clinical environment, strengthening biotech demand and REACH chemical work

RMS

- Research models and diets is a highly stable consumable business
- Very high customer retention as customers prefer to use a consistent animal model in experiments to minimize variability
- Despite seasonality, revenue is quite consistent over historical periods due to stable end markets and customer stickiness

Source: Wall Street Research.
1) Shown on a constant currency basis, excludes discontinued and divested operations (Switzerland and ILS).
2) RMS revenue before intercompany eliminations.

17

Distinct Competitive Position

ENVIGO

- Established global footprint including owned facilities totaling ~1.8mm square feet; estimated replacement value >$200mm[1]
- Unwavering adherence to strict standards set by regulatory (e.g. EPA, FDA, USDA) and accreditation (e.g. AAALAC) bodies
- Equipment must be validated according to strict guidelines
- Highly educated and experienced workforce including 70+ PhD scientists, 40+ surgeons and 25+ pathologists
- All operations employees given in-depth training on animal welfare and regulatory compliance

CRS

Strong reputation with regulators

- Maintained a reputation for quality for 60+ years
- Produces thousands of study reports used in regulatory filings each year, garnering a level of trust among regulators that is critical to clients

Massive background data assets

- With approximately 1,000 animal studies per year, Envigo has collected a comprehensive set of background data that is needed for interpretation of biologic findings

RMS

Strong customer loyalty

- 80+ years of experience in RMS
- 16 of Envigo's top 20 customers have been repeat customers for 15+ years
- Reduces experimental variability for customers by supplying genetically consistent animal models time after time, which deters customers from product switching and ensures repeat business

Highly specialized infrastructure

- Specialized biosecurity procedures and equipment which protect animals against disease
- Specialized assays, instruments, computer systems, process monitoring and control systems

1) Reflects owned properties only.

18

Experienced Management Team

ENVIGO

Dr. Adrian Hardy
CEO

- 15 years with Envigo and 2 years at Novartis
- Appointed Envigo CEO in July 2016 after two years leading Harlan integration as COO, and 8 years as global head of sales and marketing
- PhD in Molecular and Developmental Biology from University College, London

Patricia Henahan
CFO

- Joined Envigo in mid-2016; previously 10 years as divisional CFO for AstraZeneca and Hospira
- 10 years as US Army officer
- Lean Six Sigma Black Belt
- BS in Biology from University of Notre Dame and MBA from Wharton

Mike Caulfield
President, North America and RMS

- 16 years with Envigo, most of which spent as General Manager of the Princeton CRS site
- Responsible for all North America operations, CRS and RMS
- Previously worked at Bristol Myers Squibb and Pharmaco in regulatory compliance and quality assurance
- BS in Biology from Rutgers University

Lizanne Muller
President, EMEA and CRS

- Joined Envigo in mid-2017; previously 17 years with the Dishman Group with senior operational, compliance, commercial and finance roles; significant acquisition experience
- Responsible for all ROW operations, CRS and RMS
- Rand Afrikaans University, South Africa

Craig Boyd
Chief Commercial Officer

- Joined Envigo in August 2017; previously 20 years in sales and marketing, including leadership roles with Novartis, Mylan, Hospira and Mayne Pharma
- Responsible for global sales and marketing for all Envigo products and services
- BA from University of Wollongong and MBA from Deakin University, Australia

19

Attractive Organic Growth & Margin Expansion Opportunity Significant and multi-layered growth initiatives Land and expand new biopharma accounts Focus on RMS footprint and logistics Broaden relationships within biotech Changes to sales organization drive operating leverage Leverage CRS / RMS cross-selling Consolidate back office functions located at divisional level Build on Scientific expertise in biologics and inhalation Implement identified operational cost savings initiatives Roll out sales organization 20

Benchmarking to Charles River Validates Identified Margin Expansion Opportunities

ENVIGO

LTM 9/30/2017 RMS Gross Margin



26%
40%

- Actions on RMS footprint and logistics efficiencies will drive margin expansion
- To be aided by moderate growth via expansion in service offering and favorable mix shift

LTM 9/30/2017 SG&A[2] (% of Revenue)



21%
18%

- Identified opportunities to drive operating leverage (e.g. consolidation of back office functions located at divisional level)
- Focused on additional productivity initiatives (e.g. FTE reductions in finance and HR)

LTM 9/30/2017 PF Adjusted EBITDA Margin[3]



17%
24%
ENVIGO
charles river(1)

- Focus on margin enhancement opportunities positions Envigo to close gap with Charles River

1) Charles River filings.
2) Envigo SG&A excludes stock-based compensation, intangible amortization, and private company costs that will be discontinued upon AHPAC transaction, and includes estimated public company costs.
3) Excludes discontinued and divested operations (Switzerland and ILS). LTM 9/30/2017 Pro Forma Adjusted EBITDA figures inclusive of estimated net public company operating expenses for Envigo.

21

Scalable M&A Platform Demonstrated ability to execute acquisition growth strategy to accelerate EBITDA growth Scale players are driving consolidation  Significant opportunity to accelerate growth through acquisitions  Potential to unlock scale and scope efficiencies  Ability to expand geographic reach and offerings  Clear vision and line of sight into potential near-term  acquisition candidates Achievability of cost and market synergies  Increased geographic reach and penetration  Enhanced product offering, technical expertise and value-added services  Cash flow accretive in the short-term  22 Bioanalytical service providers Envigo Acquisition Criteria Specialized RMS providers Mid-Sized non-clinical CROs Key Points Potential Targets

Historical and Projected Revenue ‘CC growth rate(2) ‘CC growth rate(2) 6% 1% 4% 8% 0% 2% 2% 5% 422 410 408 304 ‘CC growth rate(2) (2%) (2%) (1%) 0% 1) Shown on an actual FX basis, excludes discontinued and divested operations (Switzerland and ILS). RMS revenue net of intercompany r evenue eliminations. 2) Shown on a constant currency basis, excludes discontinued and divested operations (Switzerland and ILS). 23 126122 169163160161 RMS Revenue(1) ($mm) 316 432 190181 253247248271 CRS Revenue(1) ($mm) Consolidated Revenue(1) ($mm)

Historical and Projected Pro Forma Adjusted EBITDA ‘15 – ‘18E CC CAGR(3): 15% 32% 85 ‘15 – ‘18E CC CAGR(3): 20% PF Adjusted EBITDA Margin PF Adjusted EBITDA Margin 29% 30% 28% 29% 27% 16% 17% 14% 16% 18% 20% 87 72 67 72 53 ‘15 – ‘18E CC CAGR(3): 13% PF Adjusted EBITDA Margin 24 22 1) 2) 3) Shown on an actual FX basis. Figures presented are non-GAAP measures used by management. See reconciliation on page 41 in Appendix. CRS and RMS Pro Forma Adjusted EBITDA before corporate cost. Shown on a constant currency basis. 24 16%17% 2021 13%15%16%20% 32 26 RMS PF Adjusted EBITDA(2) ($mm) 66 59 50 74 5453 Increased by 14% on a constant currency basis year-over-year in the 9 months ending September 2017 CRS PF Adjusted EBITDA(2) ($mm) Consolidated PF Adjusted EBITDA(1) ($mm)

Long Term Financial Goals Organic net revenue growth: mid-single digits Organic adjusted EBITDA growth: low double digit with potential upside from synergistic M&A Note: These targets are forward-looking, are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Envigo and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results may vary and the se variations may be material. Nothing in this presentation should be regarded as a representation by any person that these goals will be achieved and Envigo undertakes no duty to update its goals. 25 Adjusted EBITDA margins: low to mid 20% area

Peer Financial Benchmarking 6% 25% 24% 23% 19% 18% Source: Wall Street Research. Note: Data as of 12/11/2017. Envigo growth rates shown on a constant currency basis. 26 Adj. EBITDA Margin (’17E) 28% 18% Adj. EBITDA Growth (’18E) 24% 21% 9%9%9%10% Revenue Growth (’18E) 21% 5%7%6%8% 8% 4% Late stage CROs Early stage CROs

Peer Valuation Benchmarking Source: Wall Street Research. Note: Market data as of 12/11/2017. 27 EV / Adj. EBITDA (’18E) 15.2x 14.0x14.2x 12.6x12.6x 11.9x 10.5x Median: 14.0x Late stage CROs Early stage CROs

Investment Highlights 28 Attractive Organic Growth Strategy Scalable M&A Platform Experienced Management Team Track Record of Implementing Operational Improvements, Enhancing Service Quality and Improving Profitability Full Service, Mission Critical, Non-Clinical Capabilities with Global Reach Leading Market Position in an Industry with Strong Fundamentals Diverse Customer Base with High Retention and Recurring Revenue / Strong Revenue Visibility Distinct Competitive Position

Appendix 29

Leading Market Position with Strong Fundamentals Non-clinical CRO industry growth estimated to be 9-10% per annum over the next four years, with expected outsourced non-clinical development spend to be $5.8bn by 2020 Different Drivers and Cycles + Increasing penetration in non-clinical outsourcing market + Requires increasingly complex testing + Strict regulations drive chemical testing demand + Tailored medicine means more targets for discovery and safety work + Rise in demand resulting from increased study complexity + Innovative crop protection agents needed to meet global food production requirements + Third largest non-clinical CRO and market leader in crop protection / chemical + Second largest provider of research models + One of only three companies that can perform end-to-end non-clinical testing globally from early development to product registration, for biologics and small molecules + Leader in a variety of higher-value, specialty toxicology services (inhalation, biologics, reproductive, etc.) + Sustainable momentum in a recession-resistant industry not driven by consumer spending + Leading provider of fixed formula diets and PhD nutritionists for custom diet preparation Source: Wall Street research. 30 Envigo Strengths Crop and Chemical Markets have Growing Biologics Pipeline Increasing Demand From Large to Mid-tier Biopharma Clients Non-Clinical Testing Segment

Market Growth Drivers For Envigo Are Strong Robust growth in early stage product development Increased outsourcing of safety studies as large biopharma looks to reduce fixed costs Consolidation of large biopharma vendor lists favors the big three CROs Strong growth in small biopharma R&D translates directly into CRO growth as they have little or no internal capability to do non-clinical research Diverse and robust biotech funding environment for non-clinical research     Biopharmaceutical   Increasingly stringent regulatory scrutiny continues to drive regulations that increase the amount of safety testing required Crop protection demand driven by the ongoing need to increase the efficiency of food production to feed growing global populations Chemical & Crop Protection   NIH initiatives to increase funds to research and development, such as 21st Century Cures bill Government & Academia  EU and UK funding for research remains high 31

Diverse and Strong Customer Base with High Retention and Recurring Revenue 12% 16% 84% 88% Existing Customers New Customers Existing Customers New Customers 3% 5% 97% 95% Repeat Non Repeat Placed Not Placed 1) Excludes discontinued and divested operations (Switzerland and ILS). 32 Proportion of 2016 customers that placed orders in 2015 (in value) Proportion of customers that placed orders in last 2 of 3 years RMS Customer Stickiness Gross orders 2015 Gross orders 2016 CRS Customer Stickiness(1)

Margin Enhancement Achievements and Opportunity

ENVIGO

	Margin Enhancement Opportunities	Achievements Update	Timing for Full Achievement
$15mm+ revenue growth	**Commercial Revenue Opportunity** + Change order process improvement + New sales organization to optimize targeting, reach and frequency	+ $3mm change order process improvement underway + Commercial team recently reorganized	24 months
$10mm+ cost reduction	**Operations Cost Savings** + Process driven savings by reducing waste, process improvement and service consolidation + Shared administrative resources	+ ~$4mm actioned through centralization of services and labor reductions in operations + EU and NA transport project underway – expected to generate $2-3mm annual savings	30 months
$5mm cost reduction	**G&A Cost Savings** + Finance, HR, IT – centralization and process improvement + Increased controls over consultancy spend	+ $2mm labor reductions in Finance, HR, Procurement, IT and Corporate + $3mm more anticipated to action over 30 months	30 months

33

Q3 2017 Financial Performance Update

ENVIGO

- Q3'17 adjusted revenues of $104mm, increased by 2.7% year over year (1.7% on a constant currency basis), as growth in CRS was offset by RMS volume decline
  - Q3'17 CRS adjusted revenue increased 6.5% on a constant currency basis primarily due to strength of orders in H1'17
  - Q3'17 RMS revenue declined 5.4% on a constant currency basis primarily due to sales force disruption in the quarter
- Q3'17 PF Adj. EBITDA of $18mm, increased 36% year over year (36% on a constant currency basis); PF Adj. EBITDA margins improved from ~13% in Q3'16 to ~18% in Q3'17 driven by CRS revenue growth and productivity improvements
  - CRS generated ~80% of EBITDA in Q3'17 and will be the primary driver of future EBITDA growth

Adjusted Revenue ($mm)[1]


3% growth
$101
$104
Q3 2016
Q3 2017

PF Adjusted EBITDA ($mm) [1]


36% growth
$14
$18
13%
18%
Q3 2016
Q3 2017
EBITDA
EBITDA margin

1) Excludes discontinued and divested operations (ILS). Adjusted EBITDA figures inclusive of estimated net public company operating expenses for Envigo.

34

Q3 2017 YTD CRS Order Performance Update

- CRS business experiencing strong momentum in gross orders, generating $201 million for 9 months ended September 2017 (+4% constant currency growth year-on-year)
  - Broad-based, diverse order intake across customer type and therapeutic areas
- YTD Sep 2017 net orders up 10% versus YTD Sep 2016 on a constant currency basis
  - Cancellations declined during the first nine months of 2017, at ~6% of gross orders versus ~11% of gross orders during the same period in 2016
  - Strong order flow best indicator of future revenue growth, providing visibility into forecasted revenues and demonstrating robust demand for Envigo's services
  - Robust pipeline for near-term RFP opportunities supports continued growth in net orders

CC CRS Gross Orders ($mm)(1)


4% growth
$194
$201
YTD Sep 2016
YTD Sep 2017

CC CRS Net Orders ($mm) (1)


10% growth
$172
$189
11%
6%
YTD Sep 2016
YTD Sep 2017
Net Orders
Cancellations (% of Gross Orders)

1) Shown on a constant currency basis, excludes ILS and discontinued operations in Switzerland.

35

Historical CRS Business Trends $300 258 256 257 13 246 $250 234 $200 $150 $100 $50 $0 Q1 2015A Q2 2015A Q3 2015A Q4 2015A Q1 2016AQ2 2016A Q3 2016AQ4 2016A Q1 2017A Q2 2017AQ3 2017A Net Orders Gross Orders  Gross orders have been steady over the last two years, despite the closure of one of the segment’s largest sites (Switzerland)  Cancellation rates increased in mid-2016 after a period of being below historical norms, but have returned to normal levels in TTM  Strong pipeline of new proposals / bids expected to drive continued growth in near-term 1) Presented on a rolling LTM basis 2) Shown on a constant currency basis, excludes discontinued and divested operations (Switzerland and ILS), as well as Israel 36 267268266265274264 23 14 23 18 258 19 254 27 31 252 20 251 246 242 239 19 230 227 227 216 CRS LTM Gross and Net Orders(1,2) ($mm)

CRS Cancellations Summary  High cancellation rates and study delays in Q2/Q3 2016 significantly impacted CRS revenues and EBITDA  Approximate $10mm and $5mm impact on revenue and EBITDA, respectively, attributable to above average cancellations in Q2/Q3 2016  Historically, cancellations have averaged ~$5mm per quarter  Cancellations over the last four quarters have returned to normalized levels (4.0) (6.0) Note: Shown on a constant GBP-USD rate of 1.30. 37 Cancellations ($mm) 0.0 (2.0)(1.4)(1.5) (4.3) (8.0) (10.0) (12.0) (14.0) Q1 15Q2 15Q3 15Q4 15Q1 16Q2 16Q3 16Q4 16Q1 17Q2 17Q3 17 (0.9) (2.4) (5.2) (5.1)(5.3) (6.6) (8.2) (12.1)

Chemical & Crop Protection Sector Dynamics Chemical Industry Regulations and New Products Drive Post-REACH Business World regulators are increasingly looking to ensure the safety of chemicals for both humans and the environment, and increasing regulations drive increased volumes for CROs Largest current example is the European REACH legislation $1.2 $1.0 $0.8 $0.0 $0.6 Other countries are expected to follow suit, creating future growth $0.4 $0.2 Approximately 75% of chemical spend is estimated to be outsourced to CROs due to the complexity of regulatory requirements Global Crop Protection Industry Growth Expected $0.0 2016A 2017E 2018P 2019P 2020P 2021P Catch-up REACH testing Non catch-up REACH testing Other chemical testing Demand for CRO services driven both by development of new active ingredients and regulations requiring re-testing of older products on the market New actives ingredient programs driven by increasing demand for higher crop yields and better pest control Newly registered compounds in Europe require re-testing every 10 years to ensure compliance to modern safety standards May extend to older registered products (similar to REACH) in the future  $1.0  $0.8  $0.6 $0.4 $0.2 $0.0 2015 Total Crop Protection Testing Spend 2015 Outsourced Crop Protection Testing Spend Source: Wall Street research and L.E.K. analysis. 38 ~$0.9B ~$0.4B Outsourced Crop Protection Testing Spend ($b) ~$1.0B~$1.1B REACH deadline ~$0.6B~$0.6B $0.2 $0.2 ~$0.7B $0.1 $0.7 $0.7 $0.3 $0.3 ~$0.5B $0.3 $0.3 $0.1 $0.1 $0.3 $0.1 $0.3 $0.1 $0.1 $0.1 Total Chemical Testing Spend ($b)

Research Models Market  R&D activities in the academic sector and biopharmaceutical industry drive need for animal models, especially mice models $2.4  Approximately 77% of the animal testing market consists of rats and mice as they best mimic human disease and are smaller and less expensive than higher mammals $1.8 Envigo is a well-established provider of traditional mouse and rat strains $1.2 $0.6 Strongest growth exhibited in Envigo’s core services such as surgery, contract breeding, cryopreservation, and rederivation $0.0 2016A 2017E 2018P 2019P 2020P 2021P  As niche studies and complex research become more commonplace, biopharmaceutical companies expected to purchase more research models and leverage the efficiency and scale of CROs Services Animal Models (millions of animals) Secular shift towards higher-margin specialty models and disease-specific models driving market growth 80 70 60 50 40 30 20 10 0 Experts expect the percentage of animals purchased by biopharma to increase to ~95+% in the next 5 years 8% Financial support in the form of private investment, grants, and government sponsored funding remains strong  2008 Mice 2011 2015 Rats Fish Other Source: L.E.K. analysis. 39 ~59 M~60 M~60 M 10% 8% 14% 14% 12% 68% 70% 67% 12% Global Animal Usage for Experimental Purposes ~$2.1B ~$1.9B~$2.0B $1.3B ~$1.8B~$1.9B $1.2B $1.3B ~$1.7B $1.1B $1.1B $1.0B $0.8B $0.8B $0.8B $0.7B $0.7B $0.6B RMS Market Growth ($b)

Capital Expenditures Maintenance and Regulatory Profit Growth Capex % of Revenue $10.0 $15.2 $10.0 $12.0 6.1 4.3 5.0 10.0 $16.1 3.8% $19.5 4.7% $15.0 3.7% $22.0 5.1% 40 Recent Capital Investments  Invested ~$1mm to upgrade Barcelona CRS facility (HVAC, cage washers, other improvements) and achieve AAALAC accreditation  Invested ~$2mm in next generation digital telemetry equipment at Huntingdon, Princeton and Barcelona CRS facilities to provide continuous monitoring of key cardiovascular safety measures, supporting client and regulatory demand for better insight into potential test agent cardiac toxicity  Invested ~$2mm to implement HR and finance systems needed to support increased scale of business and enable back office efficiency as business grows  Invested ~$4mm to renovate Horst barriers; scope included replacement autoclaves and caging, among other facility improvements Adj. EBITDA - Capex $43.3 $46.5 $56.6 $65.3 % Conversion 72.9% 70.5% 79.0% 74.8% ($mm) 2015A 2016A 2017E 2018E

Non-GAAP Reconciliation – Pro Forma Adj. EBITDA

ENVIGO

($mm)	2015A	Q1 16	Q2 16	Q3 16	Q4 16	2016A	Q1 17	Q2 17	Q3 17	LTM 9/30/2017	2017E	2018E
Revenue	**$438**	**$108**	**$110**	**$103**	**$94**	**$415**	**$101**	**$99**	**$104**	**$398**	**$408**	**$432**
Revenue from discontinued Swiss operations	(9)	0	(0)	0	0	0	0	0	0	0		
Revenue from divested ILS operations	(7)	(1)	(2)	(2)	(0)	(5)	0	0	0	(0)		
Adjusted Revenue	**$422**	**$107**	**$108**	**$101**	**$94**	**$410**	**$101**	**$99**	**$104**	**$398**	**$408**	**$432**
Consolidated net income/(loss)	**($68)**	**($8)**	**($0)**	**($20)**	**($11)**	**($40)**	**$2**	**$1**	**($2)**	**($10)**		
Interest expense, net	45	12	12	12	12	47	11	12	12	47		
Taxation	2	2	(1)	(2)	(3)	(4)	4	0	1	1		
Depreciation and amortization	29	6	6	6	6	23	5	6	5	22		
Adjustments - "above the line"												
GAAP pension expense	2	1	1	1	0	3	1	1	1	3		
Stock compensation (credit)/expense	9	(1)	(3)	1	(1)	(5)	(3)	(0)	0	(4)		
Non-recurring items and restructuring charges [1]	16	2	(3)	6	2	7	1	1	2	6		
Sponsor management fees and expenses	2	1	1	1	1	3	1	1	1	2		
EBITDA losses from discontinued Swiss operations	11	1	1	0	(1)	1	0	0	0	(1)		
Adjustments - "below the line"												
Loss in extinguishment of debt	0	0	0	0	3	3	0	0	0	3		
Foreign exchange (gain)/loss	12	1	7	3	9	21	(2)	(7)	(3)	(2)		
Goodwill impairment loss	0	0	0	0	1	1	0	0	0	1		
Loss (gain) on disposition of assets	0	0	0	0	1	1	0	0	0	1		
Adjusted EBITDA	$58	$16	$19	$13	$16	$64	$20	$14	$18	$67	$70	$86
EBITDA losses from divested ILS operations	0	0	0	0	(0)	1	0	0	0	(0)		
Net pro forma public company benefit/(expense)	2	0	0	0	0	2	0	0	0	2	2	2
Pro Forma Adjusted EBITDA	**$59**	**$17**	**$20**	**$14**	**$16**	**$66**	**$20**	**$14**	**$18**	**$69**	**$72**	**$87**

1) Non-recurring items and restructuring charges include reduction in force, restructuring, integration and transition expenses, business interruption insurance proceeds, equity issuance costs and other one-time items.

41

Non-GAAP Reconciliation – Adjusted Net Income

ENVIGO

($mm)	2015A	Q1 16	Q2 16	Q3 16	Q4 16	2016A	Q1 17	Q2 17	Q3 17
Net (loss)/income as reported	**($68)**	**($8)**	**($0)**	**($20)**	**($11)**	**($40)**	**$2**	**$1**	**($2)**
Loss/(income) from Swiss discontinued operations	14	2	1	0	(2)	1	0	0	0
Loss/(income) from divested business[1]	1	1	0	0	(0)	1	0	0	0
Stock based compensation expense/(credit)[2]	9	(1)	(3)	1	(1)	(5)	(3)	(0)	0
Monitoring fees and expenses[3]	2	1	1	1	1	3	1	1	1
Legacy private company expenses[3]	3	1	1	1	1	3	1	1	1
Amortization[4]	9	2	2	2	2	8	2	2	2
Restructucturing & non-recurring items[5]	11	2	(3)	6	2	7	1	1	2
Loss on extinguishment of debt[6]	0	0	0	0	3	3	0	0	0
Goodwill impairment loss[7]	0	0	0	0	1	1	0	0	0
Foreign exchange (gains)/losses[8]	12	1	7	3	9	21	(2)	(7)	(3)
(Gain)/loss on sale of assets[9]	0	0	(1)	6	(1)	3	0	0	0
Non-GAAP tax adjustment benefit/(expense)	(10)	(1)	(1)	(3)	(2)	(6)	0	(1)	(1)
Adjusted Net Income	**($17)**	**($2)**	**$5**	**($4)**	**($0)**	**($1)**	**$1**	**($2)**	**($1)**
Supplemental Information									
Depreciation	$21	$4	$4	$4	$4	$15	$3	$4	$4
GAAP interest expense	$45	$12	$12	$12	$12	$47	$11	$12	$12
GAAP pension expense	$2	$1	$1	$1	$0	$3	$1	$1	$1

1) Envigo divested ILS, a non-core food testing business, in October 2016. It was part of the CRS segment.
2) Relates to periodic revaluation of Stock Appreciation Rights.
3) Private equity monitoring fees and expenses, and other legacy private company costs that will be eliminated with AHPAC transaction.
4) Intangible amortization relating to 2009 going private transaction and 2014 Harlan acquisition. Includes backlog, customer relationships, trade names, developed technology.
5) Includes severance, accelerated depreciation, and other implementation costs related to business restructuring. Also includes integration costs related to Harlan acquisition. Other non-recurring items include expenses relating to the issuance of equity, insurance deductible and proceeds related to a fire.
6) Relates to the extinguishment of previous financing arrangements.
7) Goodwill impairment loss relating to the RMS Rest of World business.
8) Relates to unrealized foreign exchange gains/losses on intercompany loans.
9) Relates to the loss on sale of assets in Switzerland, the loss on the sale of the non-core food testing business less the gain from casualty insurance proceeds.

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Revenue Bridge from 2016 to 2018 ($mm) 2018 Performance in Pharma and Crop Protection Will More than Offset the Impact of REACH in the Chemical Sector (1) $20 $432 $415 ($6) 2016A Fx ILS/Swiss 2016 CC Adjusted Revenue RMS Price RMS Volume CRS 2017P CC Revenue RMS Price RMS Volume CRS 2018P Revenue Note: Constant currency figures assume GBP-USD rate of 1.30. 1) Based on forecasted CRS gross orders. 43  Pharma: ~11% growth  Chemical: ~(11%) growth  Crop Protection: ~13% growth $5($5) $10$411 ($5)$6($8) $404

Pro Forma Adjusted EBITDA Bridge from 2016 to 2018 ($mm) $87 $4 $2 $63 ($2) $2 2016A Fx ILS/Swiss PF Public Company 2016 CC RMS PriceRMS CRS Productivity 2017P CC RMS Price and Inflation EBITDA RMS Volume CRS Productivity and Inflation 2018P EBITDA Adjusted Volume Note: Constant currency figures assume GBP-USD rate of 1.30. 44 $10 $5($5) $4$72 $6($8) $6 $64

Predictability(1) CRS Revenue ($mm) 174 153 152 121 H2 15 H1 16 Beginning backlog H2 16 Net orders in previous half-year H1 17 Revenue H2 17E Conversion rate Revenue/ Net orders 97% 94% 97% 112% 91% Revenue / Beg. Backlog 74% 76% 78% 78% 76% 1) Shown on a constant currency basis. 45 163160 144 124121 130 122119 131 120 107

Achievable Normalized Growth Forecast  Management estimates that negative revenue impact from above-average cancellations in Q2-Q3 2016 is $2mm in 2016 and $8mm in 2017E  On a constant currency basis, this implies ~3% revenue growth for 2018 forecast vs. normalized 2017E ($mm) ($mm) Excludes estimated above-average cancellations impact Excludes estimated above-average cancellations impact $87 $432 $416 $412 1) Shown on an actual FX basis, excludes discontinued and divested operations (Switzerland and ILS). EBITDA figures inclusive of estimated net public company operating expenses for Envigo. 46 $410 $408 $76 $67 $72 $66 PF Adj. EBITDA(1) ($mm) Revenue(1) ($mm)

Historical Pro Forma Segment Detail

ENVIGO

($mm)	Actual Fx								Constant Fx							
	2015A	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17	2015A	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17
CRS Revenue[1]	$253	$64	$65	$61	$57	$59	$58	$65	$227	$60	$61	$60	$59	$61	$59	$64
CRS Operating Income[1]	$55	$16	$19	$13	$17	$19	$12	$18	$45	$15	$17	$13	$17	$20	$12	$18
CRS Adjusted EBITDA[1]	$67	$18	$20	$15	$19	$19	$14	$20	$57	$16	$18	$15	$19	$20	$14	$20
RMS Revenue	$169	$43	$43	$41	$37	$42	$41	$39	$167	$43	$42	$41	$38	$43	$42	$39
RMS Operating Income	$14	$5	$6	$5	$3	$7	$6	$4	$14	$5	$6	$5	$3	$7	$6	$4
RMS EBITDA	$22	$7	$7	$6	$4	$9	$7	$5	$22	$7	$7	$6	$4	$9	$7	$5
Corporate PF Operating Loss[2]	($43)	($8)	($7)	($10)	($9)	($8)	($9)	($9)	($41)	($8)	($7)	($10)	($8)	($8)	($9)	($9)
Corporate PF Adjusted EBITDA[2]	($30)	($8)	($8)	($8)	($7)	($8)	($7)	($7)	($28)	($8)	($8)	($8)	($6)	($8)	($7)	($7)
Envigo Revenue[1]	$422	$107	$108	$101	$94	$101	$99	$104	$394	$103	$103	$101	$97	$104	$100	$103
Envigo PF Adjusted Operating Income[2]	$26	$13	$18	$7	$11	$18	$9	$13	$18	$12	$16	$7	$12	$19	$9	$13
Envigo PF Adjusted EBITDA[2]	$59	$17	$20	$14	$16	$20	$14	$18	$50	$15	$18	$13	$16	$21	$15	$18

Note: Constant FX assumes GPB-USD rate of 1.30 and EUR-USD rate of 1.10. Operating income line items are before intangible amortization expense.
1) Excludes revenue and operating income/losses from Swiss discontinued operations and ILS divested operations.
2) Includes pro forma net benefit related to elimination of legacy private company costs, net of new public company expenses.

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